Filed by NRG Energy, Inc.

Commission File No. 001-15891

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of

1934, as amended

Subject Company:

GenOn Energy, Inc.

Commission File No. 001-16455

1 august 9, 2012 Below, please find answers to recent employee questions about the combination of NRG and GenOn. For answers to questions that have already been addressed, please review our previous employee Q&A documents on our NRG-GenOn transaction site here on the Insider. Have a new question about the NRG-GenOn combination? Email nrgcommunications@nrgenergy.com and it will be answered in a future edition of Integration News. Integration News AUGUST 9, 2012 INTEGRATION When will we start learning more about what IT systems we’ll be using in the combined company? We have made some initial IT systems decisions. The Company will use Zai*Net for energy trading and risk management activities and will use SAP as the combined company’s corporate enterprise resource planning (ERP) system. The integration team will now evaluate the potential use of SAP for other ancillary processes. SAP represents a new corporate ERP system for NRG, and the timing of the roll out of the system has not yet been determined. ENSURING A FAIR AND SMOOTH INTEGRATION PROCESS Many decisions about staffing and systems are being made within an aggressive timeline, so how can we ensure that these decisions are being made fairly and after proper evaluation? The integration process, including the staffing and systems decisions, are being led by a Steering Committee comprised of senior executives from NRG and GenOn. This committee provides oversight of the process, approves key decisions regarding integration, ensures NRG and GenOn remain aligned throughout the process, and provides a forum to discuss important open issues. Members of the committee include Patti Helfer, Kirk Andrews, Mauricio Gutierrez, John Ragan and Tanuja Dehne of NRG and Anne Cleary (Chief Integration Officer), Bill Holden, Jim Garlick, Michael Jines and Robert Gaudette of GenOn. The staffing process is well underway and key areas, such as IT, have begun detailed integration planning. Other decisions regarding systems to support the combined company will be included in the functional integration planning over the next several weeks. Why was a GenOn employee chosen to lead the integration effort when NRG is the larger of the two companies? GenOn just recently went through a major integration process through the merger of its two predecessor companies (Mirant and RRI Energy) in 2010. Their team integrated the two companies better, in less time and at less cost than the market believed possible, and Anne Cleary was an important part of that integration process. Anne will bring lessons learned and guide the integration process, engaging managers at each level to ensure the best outcome. Will GenOn personnel be given NRG emails or will employees in Texas have three different identities: NRG, Reliant and GenOn? When the transaction is complete, GenOn will be fully integrated into NRG’s corporate and regional structure and part of this integration will include GenOn employees receiving new NRG email addresses after closing. Q&A CONTENT INTEGRATION 1 STAFFING 2 GETTING TO KNOW ANNE CLEARY 2 OPERATIONS & FACILITIES 3 EXTERNAL 3

2 AUGUST 9, 2012 StaFFINg What is our timeline for determining which employees will remain with the combined company? We will inform all employees about their future employment situation by the week of October 15. With the naming of the majority of the senior management team, staffing decisions are currently on schedule. What do you mean when you say you will choose the person who is the “right fit” to continue with the Company after eliminating an overlapping position? Shouldn’t you keep the best candidate for the job? As we evaluate positions for the combined company, we are looking for a fit between the job, the skills, knowledge and abilities needed for the job and the person who can fill the job. Both NRG and GenOn have talented employees and there will be situations where two high performing employees hold overlapping positions. In these cases, we will look for the person with the right skills in the right location. How long will employees who are told they will not have positions with the combined company continue to work? The situation will vary according to each position. Some employees will be asked to stay until closing, and some will be needed for a longer period after close in order to help with the continuing transition and integration. Employees who will not continue with the combined company long term will be given estimated transition dates the week of October 15. Why do we have a hiring freeze if we still have positions to fill? We want to review open positions in addition to existing ones to evaluate whether they are still needed. For open positions that are still needed, we want to give internal applicants— by which we mean employees who currently work at either NRG or GenOn—a chance at Not long after serving on the team that helped integrate GenOn, Anne Cleary is back in the integration saddle, leading the committee of NRG and GenOn executives that will guide the combination and preparing for her role as Chief Integration Officer at NRG after the transaction closes. Anne took time recently to discuss her background and what has prepared her to make the combination of NRG and GenOn a major success. Can you tell us a little bit about your background; how you came to the power industry and GenOn? This is really what I’ve always done for a living. I started during college in 1979 as a summer student for Florida Power & Light. When I was looking for colleges, the SAT application allowed you to fill out five bubbles with the schools you wanted to attend. The first three bubbles I filled out were all for private schools—think expensive and limited financial aid, the fourth was to the University of Florida because I lived in Florida, and then there was the fifth bubble. For the fifth bubble, I filled in Auburn University because my cousin went there. Well, before I could apply to Auburn, they sent me a letter saying you’re accepted and here’s a good financial aid package. I really liked their approach and attitude so I went to Auburn. At Auburn, I received a bachelor’s degree in electrical engineering. When I graduated, I had options to go to Florida Power & Light or the Southern Company and I went to Southern. From there, I’ve come up through the ranks and went to Mirant when it was spun off from Southern and moved to Houston last year from Atlanta as part of the executive group that led the achievement of the GenOn synergies. I also am married and have a girl who is about to turn seven. GETTING TO KNOW ANNE CLEARY What is one important thing about you that everyone should know? I like to solve puzzles, which is really perfect for this job. I like to put things together. So what are the key pieces of the puzzle for the integration of NRG and GenOn, other than achieving our cost targets? We can achieve our cost targets all day long, but if we don’t create a well functioning business then we have not delivered the real value of this combination for our shareholders. Our job is to reduce costs, but Job No. 1 is really to get the costs out and create a better, smoother operating business. When we are a year or so into it, we should be benefiting from the combined institutional knowledge of the two companies and come out with one Company that is not only running cheaper on a combined basis, but is also stronger talent-wise and process-wise. Is there any advice you can give to managers and employees at both companies to help ensure the integration process proceeds smoothly? Everyone cares that our integration be successful, but right now each individual’s real top priority is “what is my future?” So I’d tell managers and employees: don’t assume that people know your history. Everyone is in a certain job today, but we all have a rich history of things we’ve done. Make sure your current manager remembers those things. As you talk to people about your potential options, give people a sense of what you might offer. You may be an accountant today, but had 10 years of internal audit experience and your current boss might have no idea. continued Integration News

3 AUGUST 9, 2012 these roles before we recruit externally. Our first commitment is to our combined employees. How long will the hiring freeze last? We have not yet made a decision on when the hiring freeze will end, and will make a determination to adjust or eliminate the hiring freeze based on our progress through the integration process. What will our severance plan be for employees who are laid off as a result of the merger? There is no uniform severance plan for employees, so we will communicate relevant severance benefits to affected employees on an individual basis. We intend to ensure that everyone is treated fairly. If I need to talk to someone for counseling because I’m concerned about the merger affecting my position at NRG, does NRG provide any such service? NRG provides various resources to our employees through the Employee Assistance Program. Employees may contact Lifeworks at 1.888.267.8126 or on the web at www.lifeworks.com. Instructions for logging on to the Lifeworks site are available on the Insider at this link: http://insider/Sections/Departments/hr/Pages/Benefits.aspx (scroll down and find the Lifeworks entry). OPERATIONS AND FACILITIES Have we decided what GenOn or NRG plants we will retire after the combination is complete? The combined company will continue to implement all retirements, deactivations and coal-to-gas conversions on existing schedules previously announced by NRG and GenOn. In this regard, we don’t expect a dramatic change to the combined fleet post-closing, but no final decisions will be made on any additional units to retire, switch from coal to gas or repower until that time. The combined company will continue NRG’s strategy of retiring inefficient plants, cleaning up existing efficient plants, and building new efficient conventional plants in areas where they are needed for reliability and to support renewables. Given the aging nature of the overall fleet, you should expect that the combined company will be very active in evaluating and pursuing efforts to expand and enhance our core fleet in a manner that enhances shareholder value and that our development effort will be more focused on ‘brownfield” development at our existing locations than on greenfield development. Have we made any other facilities decisions? As previously announced, our Houston operational headquarters will be located at NRG’s Pavilions facility after the transaction closes. We also expect to close the Atlanta office as soon as practical after the transaction closes, taking into account employee transition and relocations. In addition, the companies’ two Washington, D.C., offices will be consolidated and the combined company will maintain a small presence there. The combined company will also continue to have a regional operating office at GenOn’s Southpointe location near Pittsburgh. Timelines and decisions on other facilities will be part of the integration planning process. Has consolidating the Houston office in the 1000 Main building been considered? GenOn’s 1000 Main building was evaluated as the potential home of the combined company’s operational headquarters in Houston, however, NRG’s Pavilions location already houses about 1,400 employees compared to fewer than 500 GenOn employees at 1000 Main, making the Pavilions a better location for the combined company. Will the Houston-based GenOn employees be relocated to Pavilions? Yes. NRG’s Pavilions location will be the combined company’s operational headquarters, and many of GenOn’s Houston employees will relocate to the Pavilions as part of the consolidation process. We are looking at adapting the current space in the Pavilions to accommodate the Houston team. STAFFING continued EXTERNAL Have the regulatory reviews of the proposed combination already started? We have already filed, or will file in the immediate future, notices or requests for approval of the transaction with the Federal Energy Regulatory Commission; Nuclear Regulatory Commission; and state regulators in Texas, New York and California. In the future, we will also submit filings for approval to the Department of Justice and SEC and send a Proxy Statement to the shareholders of both companies. Do you foresee any regulatory problems/issues with the transaction? Because both companies’ assets are highly complementary, we don’t foresee any issues. We will work closely and proactively with regulators and maintain an open dialogue to ensure the transaction progresses along as planned. If someone from the media calls me to talk about the planned merger, can I speak with them? It is extremely important that all communications relating to the combination be left to subject matter experts in Communications and Investor Relations. All media inquiries regarding the transaction made to continued Integration News

4 AUGUST 9, 2012 FORWARD-LOOKING STATEMENTS EXTERNAL continued NRG employees should be directed to the NRG Communications department at 609.524.4524. Is it OK to share positive news about the transaction through social media channels? No. Due to SEC regulations surrounding the transaction, employees who manage NRG or subsidiary social media channels are prohibited from sharing any third-party stories mentioning the transaction on any social media platform, including retweeting or sharing other people’s posts. Employees using personal social media accounts should use caution sharing any stories mentioning the transaction, but there are no rules prohibiting you from sharing those stories. What do I do if an outside vendor or customer is asking about the other company’s assets before the transaction closes? Until the combination is completed, NRG and GenOn are competitors and no employee of either company should discuss the assets or plans of the other company with vendors or customers. I heard about a lawsuit in which NRG and GenOn are being sued by shareholders over our planned merger. Is that suit legitimate? It is very common in change of control transactions requiring shareholder approval that some shareholders will file lawsuits claiming that one company’s board of directors breached its fiduciary duties to shareholders by entering into the transaction. The legal actions being pursued in connection with the transaction by individuals claiming to be GenOn shareholders are typical of these type of lawsuits, and we believe they are without merit. We believe the proposed transaction is in the best interests of both companies’ shareholders and that is demonstrated by the increase in the stock price of both NRG and GenOn shares following the announcement of the proposed transaction. Integration News In addition to historical information, the information presented in this communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks and uncertainties and can typically be identified by terminology such as “may,” “will,” “should,” “could,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “expect,” “intend,” “seek,” “plan,” “think,” “anticipate,” “estimate,” “predict,” “target,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed transaction between NRG and GenOn, each party’s and the combined company’s future revenues, income, indebtedness, capital structure, plans, expectations, objectives, projected financial performance and/or business results and other future events, each party’s views of economic and market conditions, and the expected timing of the completion of the proposed transaction. Forward-looking statements are not a guarantee of future performance and actual events or results may differ materially from any forward-looking statement as result of various risks and uncertainties, including, but not limited to, those relating to: the ability to satisfy the conditions to the proposed transaction between NRG and GenOn, the ability to successfully complete the proposed transaction (including any financing arrangements in connection therewith) in accordance with its terms and in accordance with expected schedule, the ability to obtain stockholder, antitrust, regulatory or other approvals for the proposed transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule, diversion of management attention on transaction-related issues, impact of the transaction on relationships with customers, suppliers and employees, the ability to finance the combined business post-closing and the terms on which such financing may be available, the financial performance of the combined company following completion of the proposed transaction, the ability to successfully integrate the businesses of NRG and GenOn, the ability to realize anticipated benefits of the proposed transaction (including expected cost savings and other synergies) or the risk that anticipated benefits may take longer to realize than expected, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emissions allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness. Additional information concerning other risk factors is contained in NRG’s and GenOn’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Many of these risks, uncertainties and assumptions are beyond NRG’s or GenOn’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made, and NRG does not undertake any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. All subsequent written and oral forward-looking statements concerning NRG, GenOn, the proposed transaction, the combined company or other matters and attributable to NRG or GenOn or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NRG and GenOn will be submitted to the respective stockholders of NRG and GenOn for their consideration. NRG will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of NRG and GenOn that also constitutes a prospectus of NRG. NRG and GenOn will mail the joint proxy statement/prospectus to their respective stockholders. NRG and GenOn also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which NRG or GenOn may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF GENON AND NRG ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about NRG and GenOn, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. NRG and GenOn make available free of charge at www.nrgenergy.com and www.genon.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. Participants in the Merger Solicitation NRG, GenOn, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of GenOn and NRG in connection with the proposed transaction. Information about the directors and executive officers of NRG is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 12, 2012. Information about the directors and executive officers of GenOn is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 30, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.